51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company")
#240 - 209 Carrall Street
Vancouver, BC V6B 2J2

Item 2 Date of Material Change

August 26, 2020

Item 3 News Release

The news release dated August 26, 2020 was disseminated through CNW.

Item 4 Summary of Material Change

On August 26, 2020, the Company announced that it will proceed with the consolidation of the common shares of the Company (each, a "Share") on the basis of seven (7) pre-consolidation Shares for one (1) post-consolidation Share (the "Consolidation"). The Consolidation will become effective at the opening of the market on August 28, 2020. The new CUSIP number is 39540E302.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

A full description of the material change is described in Item 4 above and in the attached news release which was filed on SEDAR on August 26, 2020.

5.1 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

 Fraser Atkinson, Chairman and Director, (604) 220-8048

Item 9 Date of Report

August 26, 2020